                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           INTERACTIVE NETWORK, INC.
               _________________________________________________

                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
               _________________________________________________

                         (Title of Class of Securities)

                                   45837P 108
               _________________________________________________

                                 (CUSIP Number)


           BRUCE W. BAUER                             with a copy to:
      Interactive Network, Inc.                  Morrison & Foerster LLP
         1161 Old County Road                        425 Market Street
          Belmont, Ca. 94002                     San Francisco, Ca. 94105
            (650) 408-8793                            (415) 268-7000
                                                 Attn: Robert S. Townsend

               __________________________________________________

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 23, 1999
               _________________________________________________

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                                               Page 1 of 7 Pages


      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

      Bruce W. Bauer
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,150,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             7,814,589
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,150,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      9,657,939
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [X]  See footnote to Donald Graham (page 3)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                                               Page 2 of 7 Pages


      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entries Only)

      John J. Bohrer
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          177,850
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             7,814,589
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          177,850
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      9,657,939
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [X] See Footnote to Donald Graham
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                                               Page 3 of 7 Pages


      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entries Only)

      Donald D. Graham
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          515,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             7,814,589
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          515,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      9,657,939
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [X](1)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

(1) Excludes 310,000 shares of Common Stock owned by Margery L. Graham, wife of Donald Graham and 950,000 shares owned by Holmes Plumbing & Heating Supply Co., of which Mrs. Graham is the sole shareholder. Mr. Graham disclaims beneficial ownership of these shares.

                                                               Page 4 of 7 Pages


ITEM 1.   SECURITY AND ISSUER


          This Statement on Schedule 13D relates to shares of the Common Stock, no par value ("Common Stock") of Interactive Network, Inc., a California corporation (the "Issuer"). The Issuer's principal executive offices are located at 1161 Old County Road, Belmont, California 94002.

ITEM 2.   IDENTITY AND BACKGROUND


This Statement constitutes the joint filing by Bruce W. Bauer, President and Chief Executive Officer of the Issuer, John J. Bohrer, Secretary and Treasurer of the Issuer and Donald D. Graham, a member of the Board of Directors of the Issuer (collectively, the "Reporting Persons"). The name, residence or business address and principal occupation of each of the Reporting Persons is shown below. None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years. In the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the Reporting Persons are United States citizens.


Name                    Address                            Principal Occupation
------------------------------------------------------------------------------------------
Bruce W. Bauer          Interactive Network                Chairman of the Board of
                        1151 Old County Road               Directors, President and
                        Belmont, California 94002          CEO of the Issuer
------------------------------------------------------------------------------------------
John J. Bohrer          7205 Sugar Ridge Road              Director, Secretary and
                        Corpus Christi, Texas 78413        Treasurer of the Issuer
------------------------------------------------------------------------------------------
Donald D. Graham        Graham Enterprises                 President, Graham Enterprises
                        14012 Giles Road, Suite 2
                        Omaha, NE 68138
------------------------------------------------------------------------------------------



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Statement is filed pursuant to the Voting Agreement (defined below), which provides, among other things, that certain parties to the Settlement Agreement (defined below) will vote their shares of Common Stock as directed by a committee comprised of the Reporting Persons (the "Committee").
No funds were used by the Reporting Persons in connection with entering into the Voting Agreement.

ITEM 4.  PURPOSE OF TRANSACTION

         In August of 1995, the Issuer commenced litigation (the "Litigation") against Telecommunications, Inc., TCI Development Corporation, TCI Programming Holding, III, TCI Cablevision of California, Inc. and Gary S. Howard (the "TCI Parties"), National Broadcasting Company, Inc., Sprint Corporation and Motorola, Inc. (together, the "Settling

                                                               Page 5 of 7 Pages


Parties"). The Settling Parties entered into an agreement (the "Settlement Agreement") whereby the Settling Parties agreed to dismiss with prejudice their lawsuits against each other. As part of the settlement, the Settling Parties converted approximately $39 million in secured debt into 7,824,589 shares of Common Stock, which, pursuant to a Voting Agreement executed in connection with the settlement (the "Voting Agreement"), shall be directed by the Committee. The Reporting Persons may be deemed to constitute a "group" for the purpose of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The Reporting Parties have entered into the Voting Agreement in order to carry out the terms of the settlement as agreed to by the Settling Parties.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

          (a) The Reporting Persons may be deemed a "group" within the meaning of Rule 13d-5 under the Exchange Act and, therefore, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of all the shares beneficially owned by each member of the group, or an aggregate of 9,657,939 shares of Common Stock of the Issuer and the options to purchase shares of Common Stock representing, based on the 38,655,030 shares outstanding on April 23, 1999 (which number does not include shares which may be issued pursuant to the options identified herein) held by the Reporting Persons which were then exercisable or become exercisable within 60 days after such date, approximately 25.0% of the total of the outstanding shares of the Issuer's Common Stock.

          (b) Bruce W. Bauer may be deemed to be the sole beneficial owner and have sole dispositive power over 1,150,500 shares of Common Stock.

          John J. Bohrer may be deemed to be the sole beneficial owner and have sole dispositive power over 177,850 shares of Common Stock.

          Donald D. Graham may be deemed to be the sole beneficial owner and have sole dispositive power over 515,000 shares of Common Stock.

          Each of the above persons have shared voting power and no dispositive power over 7,814,589 shares of Common Stock pursuant to the Voting Agreement.

          (c) The Reporting Persons each received shared voting power over 7,814,589 shares of Common Stock as of April 23, 1999, the date of signature of the Voting Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          To the knowledge of each Reporting Person on the date hereof, no Reporting Person has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities issued by the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies, except:

                                                               Page 6 of 7 Pages


          (a) The Reporting Persons have agreed pursuant to the Voting Agreement to direct the votes of the parties to the Settlement Agreement on all matters that require such a vote with the exception of any matter regarding Mr. David Lockton, formerly President and Chief Executive Officer of the Issuer or certain other major events of the Issuer which are described in the Voting Agreement (incorporated by reference herein).

          (b) Bruce W. Bauer holds options to purchase (i) 150,000 shares of Common Stock at an exercise price of $0.09 per share granted to him on October 27, 1995, which option is exercisable in full and expires on October 27, 2000 and (ii) 900,000 shares of Common Stock at an exercise price of $0.21 per share granted to him on June 14, 1998, which option is exercisable in full and expires on June 14, 2003.

          (c) John J. Bohrer holds options to purchase 150,000 shares of Common Stock at an exercise price of $0.09 per share granted to him on October 27, 1995, which option is exercisable in full and expires on October 27, 2000.

          (d) Donald D. Graham holds options to purchase 150,000 shares of Common Stock at an exercise price of $0.09 per share granted to him on October 27, 1995, which option is exercisable in full and expires on October 27, 2000.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          The following are filed herewith as exhibits to this Schedule 13D:


          Exhibit A:  Mutual Release and Settlement Agreement, dated as of July
                  10, 1998, among the Issuer and the Settling Parties (incorporated by reference to Exhibit A to the Plan of Reorganization of the Issuer filed as Exhibit 1.1 to Issuer's Form 8-K, as filed with the Commission on December 22, 1998).



          Exhibit B: Voting Trust Agreement, dated as of April 23, 1999, among the Issuer, the Settling Parties and the Reporting Persons (incorporated by reference as Exhibit 2 to Exhibit 1.1 of Issuer's Form 8-K, as filed with the Commission on April 29,
                  1999).

                                                               Page 7 of 7 Pages


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 4, 1999                  /s/Bruce W. Bauer
                                    -----------------
                                    Bruce W. Bauer



                                    /s/John J. Bohrer
                                    -----------------
                                    John J. Bohrer



                                    /s/Donald D. Graham
                                    -------------------
                                    Donald D. Graham